EX-23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-221912) on Form S-1 and (Nos. 333-226465, 333-226466 and 333-232766) on Form S-8 of our reports dated March 6, 2026, with respect to the consolidated financial statements of Columbia Financial, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP
New York, New York
March 6, 2026